Thursday, 3 December 2015

National Grid plc (National Grid)

Scrip Dividend for 2015/16 Interim Dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, instead of a cash dividend, is available to ordinary shareholders on the register on 27 November 2015, the dividend record date.  A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2015/16 interim dividend is 928.90 pence.  This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ex-dividend date.

For American Depositary Receipt (ADR) holders, the scrip ADR reference price for the 2015/16 interim dividend is US$69.8765. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADR) and by the average US$ rate for the equivalent dates.

The terms and conditions of the scrip dividend are available on the Company’s website at www.nationalgrid.com in the Investors section, or from Capita Asset Services (0371 402 3344, nationalgrid@capita.co.uk).

2015/16 interim dividend timetable:

10 November 2015	2015/16 half year results and interim dividend amount declared – 15.00 pence per ordinary share; $1.1323 per ADR*
26 November 2015	Ordinary shares and ADRs go ex-dividend
27 November 2015	Record date
3 December 2015	Scrip dividend reference price announced
11 December 2015	Scrip dividend election date
13 January 2016	Dividend payment date

 * The figure shown is gross of a $0.01 per ADR dividend fee which will be applied to cash distributions made to ADR holders in relation to the 2015/16 interim dividend.  This fee does not apply to ADRs received through the scrip dividend.

Contact: D Whincup, Assistant Company Secretary
0207 004 3209